February 10, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Division of Corporation Finance

Re:	HomeStreet, Inc.

Form S-1 Registration Statement

Registration No. 333-173980

Ladies and Gentlemen:

With respect to the issuance of shares pursuant to the above-referenced Registration Statement, as amended, we hereby confirm that none of the shares to be issued in the offering are being purchased by the underwriter or any affiliate of the underwriter for their own account.

HomeStreet, Inc.

/s/ Godfrey Evans
Godfrey Evans, Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary

HomeStreet, Inc.	HOME OFFICE	OFFICE 206-623-3050
DWT 17800736v7 0090522-000003	2000 Two Union Square	TOLL-FREE 800-654-1075
	601 Union Street	www.homestreet.com
Seattle, WA 98101